Act: 1934
Section: 15d
Rule:
Public Availability: 7/20/2012

NO ACT

DC
PE
7-19-12

July 20, 2012

[redacted]

12027868

Response of the Office of Chief Counsel
Division of Corporation Finance

JUL 20 2012
Washington, DC 20549

Re: China Shenghuo Pharmaceutical Ho[illegible]
Incoming letter dated July 19, 2012

Based on the facts presented, the Division will not object if China Shenghuo Pharmaceutical stops filing periodic and current reports under the Exchange Act, including its quarterly report on Form 10-Q for the quarter ended June 30, 2012. In reaching this position, we note that China Shenghuo Pharmaceutical has filed a post-effective amendment removing from registration unsold securities under its effective registration statement on Form S-3, and that post-effective amendment is effective. We assume that, consistent with the representations made in your letter, China Shenghuo Pharmaceutical will file a certification on Form 15 making appropriate claims under Exchange Act Rules 12g-4 and 12h-3 on or before the due date of its Form 10-Q for the quarter period ended June 30, 2012.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Carmen Moncada-Terry
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2012

Mail Stop 4561

Ms. Ying Cao
Pryor Cashman LLP
7 Times Square
New York, New York 10036

Re: China Shenghuo Pharmaceutical Holdings, Inc.

Dear Ms. Cao:

In regard to your letter of July 19, 2012, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

PRYOR CASHMAN LLP

New York | Los Angeles

7 Times Square, New York, NY 10036 Tel: 212-421-4100 Fax: 212-326-0806

www.pryorcashman.com

Securities Exchange Act of 1934, Section 12(h); Rule 12h-3
Securities Exchange Act of 1934, Section 13(a)
Securities Exchange Act of 1934, Section 15(d)

July 19, 2012

VIA ONLINE SUBMISSION
(https://www.sec.gov/forms/corp_fin_noaction)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: China Shenghuo Pharmaceutical Holdings, Inc. – Commission File No. 001-33537

Dear Office of Chief Counsel:

On behalf of our client, China Shenghuo Pharmaceutical Holdings, Inc., a Delaware corporation (the "Company"), we hereby request that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") confirm that it concurs with the Company's view that the effectiveness of the Company's registration statement on Form S-3 during the year ending December 31, 2012 in connection with the incorporation by reference therein of the Company's Annual Report on Form 10-K for the year ending December 31, 2011, as filed with the Commission on March 30, 2012, will not preclude the Company from utilizing Rule 12h-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to suspend its obligation to file with the Commission current and periodic reports required by Sections 13(a) and 15(d) of the Exchange Act, with respect to the fiscal year in which the Company's registration statement either became effective or was required to be updated pursuant to Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act"). Alternatively, we hereby request that the Commission use its discretionary authority under Section 12(h) of the Exchange Act to exempt the Company from the requirement to file its current and periodic reports under Section 15(d) of the Exchange Act, including its Quarterly Report on Form 10-Q for the quarters ending June 30, 2012 and September 30, 2012, respectively, and its Annual Report on Form 10-K for the year ending December 31, 2012. Subject to the Staff's concurrence with the request set forth in this letter, the Company intends to file a Form 15 pursuant to Rule 12h-3 to discontinue its reporting obligation under Sections 13(a) and 15(d) of the Exchange Act prior to the filing deadline, which is August 14, 2012, for its Quarterly Report on Form 10-Q for the quarter ended June 30, 2012.

Factual Background

The Company is primarily engaged in the research, development, manufacture, and marketing of Sanchi-based medicinal and pharmaceutical, nutritional supplement and cosmetic products. Incorporated in the State of Delaware on May 24, 2005, the Company was originally organized as a "blank check" shell company. As a result of the filing of the registration statement on Form 10-SB on August 3, 2005 which automatically became effective 60 days thereafter, the Company's common stock, par value $.0001 per share (the "Common Stock"), was registered under Section 12(g) of the Exchange Act and it became subject to the reporting requirements of section 13(a) under the Exchange Act.

On June 30, 2006, the Company entered into a Share Exchange Agreement (the "Exchange Agreement") with Kunming Shenghuo Pharmaceutical (Group) Co., Ltd., a company formed under the laws of the People's Republic of China ("Shenghuo China") and Lan's Int'l Medicine Investment Co., Limited ("LIMI"), a Hong Kong corporation that owned 93.75% of the equity interest of Shenghuo China. This transaction is sometimes referred to as a "reverse merger" or "reverse takeover" in that the private operating company acquires control of a public shell company. Pursuant to the Exchange Agreement, as amended, the Company issued an aggregate of 15,213,000 shares of Common Stock to LIMI and 1,042,400 shares of Common Stock to its designees in exchange for 93.75% of the equity interest of Shenghuo China owned by LIMI (the "Share Exchange Transaction"). Upon the closing of the Share Exchange Transaction on August 31, 2006, the Company (i) became the 93.75% parent of Shenghuo China, (ii) assumed the operations of Shenghuo China and its subsidiaries and (iii) changed its name from SRKP 8, Inc. to China Shenghuo Pharmaceutical Holdings, Inc. LIMI became the majority shareholder of the Company owning 79.6% of its issued and outstanding Common Stock. In addition, at the closing of the Share Exchange Transaction, the Company issued 200,000 shares of its Common Stock and five year warrants to purchase 100,000 shares of its Common Stock at a per share exercise price of $2.50 for investor relations services (the "IR Securities"). The warrants were exercised on October 10, 2007. Concurrent with the closing of the Share Exchange Transaction, the Company received gross proceeds of $1,800,000 in a private placement transaction (the "Private Placement") upon selling 2,000,000 shares of Common Stock at $0.90 per share.

On September 29, 2006, the Company filed the registration statement on Form SB-2 (Registration No. 333-137689) which was declared effective on June 14, 2007 (the "First SB-2") to cover the 460,000 shares of Common Stock offered by the Company (including the 60,000 shares that may be sold upon exercise of the underwriters' over-allotment option), and the resale of 2,648,600 shares of its Common Stock held by selling stockholders pursuant to the terms of the Exchange Agreement, as amended, and the subscription agreements entered into with the investors in the Private Placement. The 2,648,600 shares include the 2,000,000 shares of Common Stock sold in the Private Placement, the IR Securities and 348,600 shares of Common Stock held by the Company's shareholders immediately prior to the Share Exchange Transaction. In connection with the First SB-2, an 8-A was filed on June 13, 2007 to register the Company's Common Stock under Section 12(b) of the Exchange Act. In June 2007, NYSE Amex Equities ("AMEX"), formerly known as the American Stock Exchange, approved the listing of the Company's Common Stock under the ticker symbol "KUN".

Pursuant to the terms of the Exchange Agreement, as amended, on July 30, 2007, the Company filed a registration statement on Form SB-2 (Registration No. 333-144959) (the "Second SB-2") to cover the resale of 1,357,800 shares of its Common Stock held by selling stockholders.

The 1,357,800 shares included the 1,042,400 shares of Common Stock issued to the designees of LIMI and 315,400 shares of Common Stock held by its shareholders immediately prior to the Share Exchange Transaction.

On September 18, 2007, the Company filed Amendment No. 1 on a Registration Statement on Form S-3 (Registration No. 333-144959) (the "S-3"). The S-3 acts as post-effective amendment No. 1 to the First SB-2, and pre-effective amendment No. 1 to the Second SB-2 on Form S-3. Pursuant to Rule 429 promulgated under the Securities Act, the prospectus in the S-3 constitutes a combined prospectus relating to the resale of a total of 4,006,400 shares (the "Shares") of the Common Stock registered in the First SB-2 and the Second SB-2. The S-3 was declared effective on September 19, 2007. As of July 18, 2012, out of the 49 selling stockholders named in the S-3, only 5 remained as record stockholders. There are no sales made pursuant to the S-3 during the current fiscal year. The S-3 has been automatically updated during the current fiscal year for the purposes of Section 10(a)(3) under the Securities Act by the filing of Annual Report on Form 10-K for the fiscal year of 2011 on March 30, 2012. On June 11, 2012, the Company filed a post-effective amendment No.1 to the S-3 (the "Amendment"), removing from registration any unsold Shares. The Commission declared the Amendment effective on June 13, 2012.

Since the beginning of 2012, the management became concerned with the likelihood of the Company's ability to satisfy AMEX's continued listing requirements, the substantial financial burden on the Company as a result of its status as a U.S. public company, the Company's inability to raise capital in the United States under the current market condition and the minimal benefits derived from being a U.S. public company. After careful consideration, the Board of Directors of the Company determined on April 19, 2012 that the benefits of remaining a public company were outweighed by the burden and expense associated with being a public company and it is in the best interest of the Company to voluntarily delist the Company's Common Stock from AMEX and deregister its shares with the Commission. In connection therewith, on April 30, 2012, the Company filed a Form 25 to voluntarily delist from AMEX. Pursuant to Rule 12d2-2(d)(1) of the Exchange Act, the application on Form 25 to remove the Company's Common Stock from listing on AMEX became effective on May 10, 2012, which was 10 days after the Form 25 was filed with the Commission. Pursuant to Rule 12d2-2(d)(2), the application on Form 25 to withdraw the registration of the Company's Common Stock under Section 12(b) of the Exchange Act is expected to become effective on July 29, 2012, which is 90 days after the Form 25 was filed with the Commission. However, pursuant to Rule 12d2-2(d)(5), the Company's duty to file any reports under Section 13(a) of the Exchange Act and the rules and regulations promulgated thereunder solely because of the registration of its Common Stock under Section 12(b) of the Exchange Act was suspended upon the effective date for the delisting of the Company's Common Stock, which was on May 10, 2012. At that point, the Company again became subject to section 12(g) of the Exchange Act and remained subject to the reporting requirements of section 13(a) of the Exchange Act.

The Company is a "Smaller Reporting Company". Its Common Stock is currently quoted on OTC Markets under the symbol CKUN. As of July 18, 2012, there are 19,679,400 shares outstanding and outstanding warrants issued to non-employee directors to purchase 6,000 shares of the Common Stock at an exercise price of $3.50 per share. The common stock and warrants are the only classes of the Company's securities that are outstanding. The warrants will expire on September

24, 2012. The Company's Common Stock is the only class of securities that has been registered or required to be registered under section 12 of the Exchange Act or subject to a reporting obligation under section 15(d) of the Exchange Act. As of the date of this letter, the Company has no outstanding debt securities and has no contractual obligations that would require the Company to continue to file reports pursuant to Section 13(a) or 15(d) of the Exchange Act.

The Company intends to file a Form 15 to deregister the Company's Common Stock under Section 12(g) of the Exchange Act. Pursuant to Rule 12g-4(a), deregistration of the Company's Common Stock under Section 12(g) of the Exchange Act is expected to become effective 90 days after the Company files and certifies on Form 15 that its Common Stock is held of record by fewer than 300 persons. However, under Rule 12g-4(b), the Company's duty to file any reports under Section 13(a) of the Exchange Act solely because of the registration of its Common Stock under Section 12(g) of the Exchange Act is suspended immediately upon the Company's filing of the certification on Form 15. Once the Company's Section 12(g) reporting obligation is suspended, its reporting obligation pursuant to section 15(d) of the Exchange Act arises. Therefore, subject to obtaining the relief sought in this letter, the Company will continue to file with the Commission all required periodic and current reports until the date it is allowed to file the Form 15 to suspend immediately its duty to file reports under Section 15(d) of the Exchange Act pursuant to Rule 12h-3.

Notwithstanding the suspension of the Company's reporting obligation as a result of the deregistration of its Common Stock under Section 12(b) and Section 12(g) of the Exchange Act upon the Company's filing of a Form 15 pursuant to Rule 12g-4(b), in the absence of obtaining the relief sought by this letter, Section 15(d) of the Exchange Act would continue to require the Company to file reports for the remainder of the current fiscal year because the Company previously filed the S-3 which was automatically updated upon the incorporation therein of the Company's Annual Report on Form 10-K for the year ending December 31, 2011, as filed with the Commission on March 30, 2012.

Under Rule 12h-3(a) and (b), an issuer's duty under Section 15(d) of the Exchange Act to file reports under Section 13(a) of the Exchange Act is suspended immediately upon filing a Form 15 with the Commission if, with respect to the class of securities, the number of record holders is less than 300 persons and the issuer has filed all reports required by Section 13 for the shorter of its most recent three fiscal years and the portion of the current year preceding the filing of the Form 15, or the period since the issuer became subject to such reporting. As of July 18, 2012, the Company satisfies Rule 12h-3(a) and (b)'s requirements, because (i) there are only 6 record holders and (ii) the Company has filed all reports required by Rule 12h-3(a) during the preceding three fiscal years and the portion of the current fiscal year through the date of this letter. However, Rule 12h-3(c) states that Rule 12h-3 is not available for any class of securities for a fiscal year in which a registration statement relating to that class becomes effective under the Securities Act or is required to be updated for purposes of Section 10(a)(3) of the Securities Act through a company's Exchange Act filings. In the absence of Rule 12h-3(c), upon the suspension of the Company's reporting obligations under Section 12(b) and Section 12(g) of the Exchange Act, the Company would qualify for the suspension of its Section 15(d) reporting obligations pursuant to Rule 12h-3.

Discussion

Rule 12g-4(a) under the Exchange Act provides that an issuer is entitled to terminate its registration of a class of securities under Section 12(g) of the Exchange Act if the issuer certifies to the Commission that such class of securities is held of record by less than 300 persons. The issuer's duty to file any reports required under Section 13(a) is suspended immediately upon the filing of the necessary certification on Form 15. Since the Company satisfies the requirements of Rule 12g-4(a), the Company is currently eligible to deregister its Common Stock under Section 12(g) of the Exchange Act and to immediately suspend filing further reports under Section 13(a) of the Exchange Act.

Rule 12h-3(a) under the Exchange Act provides that, subject to the provisions of paragraphs (c) and (d) of the rule, an issuer's duty under Section 15(d) of the Exchange Act to file reports with respect to a class of securities specified in Rule 12h-3(b) shall be suspended immediately upon the filing of a Form 15, if the issuer has filed all reports required by Section 13(a) of the Exchange Act for the shorter of its most recent three fiscal years and the portion of the current year preceding the date of the filing. The Company has filed all required reports under Section 13(a) of the Exchange Act for the period specified in Rule 12h-3(a), and the Company Common Stock meets the criteria set forth in Rule 12h-3(b), in that the Company's Common Stock is held of record by less than 300 shareholders.

However, Rule 12h-3(c) provides that the relief provided under Rule 12h-3 is inapplicable to any class of securities for a fiscal year in which a registration statement relating to that class of securities became effective under the Securities Act, or is required to be updated pursuant to Section 10(a)(3) of the Securities Act. As such, a literal interpretation of Rule 12h-3(c) would prevent the Company from suspending its duty under Section 15(d) to file reports required by Section 13(a), despite satisfying Rule 12h-3(a) and (b), because the Company's latest Annual Report on Form 10-K for the year ending December 31, 2011 had the technical effect of updating the S-3.

The purpose of Rule 12h-3 is to permit a company to suspend its reporting obligations when its securities are held by a small number of persons. The Staff has repeatedly indicated that a literal reading of Rule 12h-3(c) is not always justified by public policy reasons. In the proposing release to revise Rule 12h-3, the Commission stated that the purpose of current and periodic reporting under Section l5(d) is "to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply" and that "this [Rule l2h-3(c)] limitation is in keeping with the philosophy reflected in Section l5(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering." See Exchange Act Release No. 34-20263 (October 5, 1983) (the "Proposing Release"). See also Intraop Medical Corp. (available May 12,2010); GrandSouth Bancorporation (available March 24, 2010); Harrington West Financial Group Inc. (available March 24, 2010); PureDepth, Inc. (available March 8, 2010); Craftmade International, Inc. (available January 27, 2010); International Wire Group, Inc. (available November 4, 2009); Silverstar Holdings, Ltd. (available May 14, 2009); Questar Assessment Inc. (available June 13, 2008); SunCom Wireless Holdings, Inc. (available February 29, 2008); RARE Hospitality

International, Inc. (available January 22, 2008); International Securities Exchange, Inc. (available January 3, 2008); Mail.com Business Messaging Services, Inc. (available March 27, 2000).

The Company submits that if Rule l2h-3(c)'s purpose is to give the investing public complete information about the issuer's activities through the end of the year in which the issuer makes an offering, requiring the Company to continue to report would not further that purpose since no sales have been made under the S-3 during the fiscal year of 2012.

In its Proposing Release, the Commission acknowledged that Congress recognized, with respect to Section l5(d) of the Exchange Act, that the benefits of current and periodic reporting by an issuer may not always be commensurate with the financial and administrative burdens imposed, particularly where smaller companies with a small number of public stockholders are involved. *See, e.g.*, Intraop Medical Corp. (available May 12, 2010); GrandSouth Bancorporation (available March 24,2010); Harrington West Financial Group Inc. (available March 24, 2010); International Wire Group, Inc. (available November 4, 2009); Silverstar Holdings, Ltd. (available May 14, 2009); Questar Assessment, Inc. (available June 13, 2008); Planet Technologies, Inc. (available February 7, 2008).

The continued preparation of current and periodic reports would impose a substantial financial burden on the Company and would involve significant management efforts. As disclosed in its periodic reports, the Company incurred a net loss of approximately $6.6 million and $4.6 million for the years ended December 31, 2009 and December 31, 2008, respectively. It also recorded a working capital deficiency amounting to approximately $23.2 million and $15.3 million for the years ended December 31, 2011 and 2010, respectively. The expense that the Company has incurred in connection with the maintenance as a public company listed on AMEX during the past two fiscal years was $572,579.41 and $764,993.71, respectively. The benefits of continued reporting do not outweigh the burdens on the Company of making such filings. Such burdens and efforts are disproportionate to the small number of record holders who are not employees, directors or affiliates of the Company, and disproportionate to the benefits to be derived given the limited trading activity in the Company's Common Stock. As of July 18, 2012, there are only 6 record holders. The largest record holder, LIMI, which currently owns 77.3% of the Company's issued and outstanding shares, is controlled by certain executive officers and directors of the Company who will not be disadvantaged by the absence of periodic reports under the Exchange Act because such holders have access to information about the Company.

As of July 18, 2012, the Company had outstanding warrants to purchase 6,000 shares of Common Stock at an exercise price of $3.50 per share. Since the exercise price is significantly higher than the recent closing price of the Common Stock, which was $0.09 per share, on July 18, 2012, it is not likely that the holders will exercise the warrants prior to the expiration on September 24, 2012. In the unlikely event that the warrants are exercised after the Company terminates its reporting status, the Company would issue the common stock underlying the warrants pursuant to the exemption provided by Section 4(2) of the Securities Act and Regulation D promulgated thereunder. Shares acquired upon the exercise of the warrants may only be resold pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from registration under the Securities Act. See e.g., Live Current Media Inc. (available March 11, 2011) and Planet Technologies, Inc. (available February 7,2408).

The Staff has granted no-action relief in a range of circumstances where the literal application of Rule 12h-3(c) would yield relatively little public benefit in light of the burdens on the issuer of compliance with reporting requirements under the Exchange Act. See, e.g., Intraop Medical Corp. (available May 12, 20 I 0); Craftmade International, Inc. (available January 27,2010); International Wire Group, Inc. (available November 4, 2009); Silverstar Holdings, Ltd. (available May 14, 2009); Questar Assessment, Inc. (available June 13, 2008); International Securities Exchange (available January 3, 2008); Bausch & Lomb Incorporated (available November 6, 2007); WaveRider Communications, Inc. (available March 31, 2006); Planet Technologies, Inc. (available February 7, 2008). Furthermore, the Staff has also concurred in allowing issuers to file a Form 15 notwithstanding that such issuers had effective registration statements that had been automatically updated during the current fiscal year. See, e.g., Silverstar Holdings, Ltd. (available May 14, 2009); Bausch & Lomb Incorporated (available November 6, 2007); Summit Bank Corporation (available March 15, 2007).

Finally, the policy concerns behind Section 15(d) of the Exchange Act reporting obligations are not at issue in the Company's situation. The Company has filed the Amendment to the S-3 to deregister any Shares that remained unsold as of the date of the filing of the Amendment. Accordingly, no investors will be able to purchase the Company's Common Stock pursuant to the S-3 and require the protection of Section 15(d) of the Exchange Act.

The Company acknowledges that, if on the first day of any subsequent fiscal year there are more than 300 holders of record of its Common Stock, the suspension of reporting obligations under Section 15(d) of the Exchange Act will lapse, and the Company will be required to resume periodic and current reporting under Section 15(d), as provided in Rule 12h-3.

Conclusion

For the foregoing reasons, it is respectfully requested that the Staff confirm that it concurs with the Company's view that the effectiveness of the S-3 during the current fiscal year, will not preclude the Company from using Rule 12h-3 under the Exchange Act to suspend the Company's obligation to file current and periodic reports under Section 15(d) of the Exchange Act, including the Quarterly Report on Form 10-Q for the quarters ending June 30, 2012 and September 30, 2012 respectively and its Annual Report on Form 10-K for the year ending December 31, 2012. Alternatively, we request an exemption on behalf of the Company pursuant to Section 12(h) of the Exchange Act from the requirement to file such reports. If the relief requested above is granted, the Company will not be required under Section 13(a) or Section 15(d) of the Exchange Act or any other obligations of the Company to file reports with the Commission with respect to any of its securities.

Subject to the Staff's concurrence that it will not recommend enforcement action under the conditions stated in this letter, the Company will file a Form 15 certification requesting simultaneously (a) the termination of the registration of the Company Common Stock registered under Section 12(g) of the Exchange Act and (b) the suspension of its obligations to file current and periodic reports under Sections 13(a) and 15(d) of the Exchange Act.

If the Staff has any questions concerning this request or requires additional information, please contact me at (212) 326-0243 or via email at ycao@pryorcashman.com. If the Staff disagrees with any of the statements expressed herein, we respectfully request the opportunity to discuss such issues with the Staff prior to the issuance of any written response to this letter. Thank you in advance for your consideration of this matter.

Sincerely,

Ying Cao
Pryor Cashman LLP

cc: Shujuan Wang, China Shenghuo Pharmaceutical Holdings, Inc.
Eric M. Hellige Esq., Pryor Cashman LLP